FILED BY AVANT! CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, AVANT! CORPORATION DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934. SUBJECT CORPORATION: AVANT! CORPORATION, COMMISSION FILE NO. 0-25864.


FORWARD LOOKING STATEMENTS

           The transcript below contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition. These statements are based on Synopsys' and Avant!'s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include the successful closing of the acquisition; changes in both companies' businesses during the period between now and the closing date; litigation relating to the transaction or the businesses, including the outcome of litigation between Avant! and Cadence Design Systems, Inc.; the successful integration of Avant! into Synopsys' business subsequent to the closing of the acquisition; timely development, production and acceptance of products and services contemplated by the merged company after completion of the proposed acquisition; increasing competition in the market for design implementation or design verification software; the ability to retain key management and technical personnel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Synopsys' report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on September 18, 2001 (pp. 21-23), and on Avant!'s report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on November 14, 2001 (pp. 21-27). Synopsys and Avant! are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

           In connection with the proposed merger, Synopsys and Avant! will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other related documents filed by Synopsys and Avant! with the SEC at the SEC's website at www.sec.gov. The joint proxy statement / prospectus (when it is available) and the other documents may also be obtained for free by accessing Synopsys' website at www.synopsys.com or by directing a request by mail or telephone to 700 E. Middlefield Road, Mountain View, CA 94043, Attention: Company Secretary, (650) 584-5000, or by accessing Avant!'s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538, Attention: Company Secretary, (510) 413-8000.

           Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, will be set forth in the joint proxy statement / prospectus when it is filed with the SEC.

---------------------
                  The following is the question and answer period of the conference call hosted jointly by Avant! and Sysopsys on December 3, 2001. The first half of this transcript has been previously filed.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 1


                  Thank you for your attention. Let's now open up for Q&A. Operator, please poll for questions.

Moderator         Thank you.  Our first question comes from the line of Rajid
                  Seth from SG Cowen.  Please go ahead.

R. Seth Hi. It's Raj Seth from Cowen. Aart, I wonder if you can talk about what it was that compelled you to go after Avant! Now. Obviously, a lot of the strategic rationale has existed for some time. What is it that got you to make this transaction happen right now?

A. de Geus        Raj, as you said, it has made sense for a long time.  It has also always been clear to us that we would not do anything while there was a criminal lawsuit pending, and as this came to a somewhat rapid end another thing happened, which is quite a number of customers approached me directly with a strong suggestion that this would be a good move, that they liked the technology, and that they would like to see a flow made up of the two

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 2


                  companies. And so we looked at the situation and concluded that this was a good time.

                  Secondly, I've learned over the years that when you have strong technology yourself it is actually very good to be able to connect this to an install base, because it reduces the risk to the customer. And so you put all of these factors together and that brings us to today.

R. Seth And with regard to your integration plans, how long do you think it takes you post close to actually get real technology integration beyond the integration that already exists, that's been in place for your common customers, and how do you handle the R&D portion of Avant! that, at least Avant! has described, as portions of that have moved overseas? How do you handle the integration here?

A. de Geus        Sure, first, I think the integration post closure will be
                  extremely rapid. The reason is that fundamentally our customers have done already much of the initial work, and secondly, Avant! has a database infrastructure that I think is well suited to add many of the capabilities that we have.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 3


                  Regarding the R&D force that is overseas, primarily in the Far East, we have for a number of years looked ourselves at expanding in the Far East. We've always felt that was a part of the world that would see great growth and great opportunity, and this is both a forcing function and an opportunity for us to very proactively look at how we build that as a differentiating asset for the company.

R. Seth With regard to your channel, what's the strategy there? I thought it said in the release that you're operating this as a subsidiary. Do you combine the two channels? What do you do on the channel side?

A. de Geus        Let me clarify.  The subsidiary is a construct that has to do with the financial part of the acquisition. Our intent is to, upon closure, integrate the company immediately. The perspective from the field is very simple, they love this, because they have for a long time observed at the customer side that the preferred solution for all the high performance designers is the combination of Synopsys and Avant!. They know the tools well, and once they will have access to these opportunities they will run with it.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 4


R. Seth Okay, last question. Physical compiler is synthesis plus placement. Avant! obviously strong in place and route as placement and routing. Does this transaction necessarily mean that you get rid of the placement piece of the Avant! flow in that domain?

A. de Geus        One of the things that has always baffled me is that
                  transition of technology on the one hand is blindingly fast and on the other hand takes a long, long time. So I think what this does for us is that we instantaneously have a flow that, with physical compiler and the existing place and route capability of Avant!, yields very, very good results.

                  It is clear that from a technology point of view we have first and foremost a stellar set of technologists on both sides. The experience that we made with the integration of View Logic has shown us that, if we take quickly a joint longer-term perspective, it actually accelerates the developments of newer software.

R. Seth What is your experience with, View was obviously very successful, Epic perhaps less successful. What did you learn from Epic that you can apply here?

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 5


A. de Geus        Your keyed up server of the reality. I think one of the
                  reasons View went well was because we had learned a number of lessons with Epic. One of the lessons we have learned is that you integrate as fast as you possibly can, and you make sure that not only the technical people work well together, you also integrate the fields rapidly. And I think in this case that is going to be very straightforward.

R. Seth           Thank you.

A. de Geus        You're welcome.

Moderator         Our next question comes from the line of Jay Bleishaur with
                  Merrill Lynch. Please go ahead.

J. Bleishaur      Thanks.  Good afternoon.  First question about the core
                  business, and then I'd like to ask about the transaction as well. First, Aart or Brad, outside of the large contract renewal you referred to in the quarter, and feel free to put a name and number on that, can you talk about any trends in the other portion of the business sequentially or year over year?
                  Was there anything

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 6


                  in the fourth quarter to suggest a broader base of momentum, at least through the end of fourth quarter outside of the renewal?

                  On the transaction, you refer to the strategic sense that has been around for a while, yet on the other hand, you've at times expressed reservations about this combination technically, competitively, even culturally, and that there really wouldn't be a need to make a formal combination, but that you could continue to partner in sort of a de facto way. So again, following up on Raj's question, why not just pursue the relationship as you had it before, informal though it was, instead of this?

B. Henske         Let me take your first one.  Firstly, unfortunately the
                  realities of many of our relationships with our customers include confidentiality, so we cannot put either a name or a number on the deal we did in the quarter.

                  As we look at the rest of the business, I think the thing that was most striking was not so much the composition of it, because it was a broad mix of our tools. It was a broad mix of renewals, new contracts, add-on purchases. But the thing that struck us the most was the volatility and visibility of how it came in.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 7


                  We keep track throughout a quarter in some considerable detail all of the opportunities that we're chasing, and as a general matter, the visibility that is usually pretty good throughout the quarter, because in many cases these are opportunities that the particular sales staff have been working on for months. That sort of thing generally gets closed as expected.

                  The thing we saw new this quarter was an enormous amount of volatility. Things that we would have in the ordinary course been highly confident would get done, actually didn't. Actually surprisingly enough, things that we didn't think were going to get done all of the sudden show up and are quite urgent from a customer's perspective. It's that change in visibility and predictability, which was the largest driver of the change we made in our view going forward.

A. de Geus        Jay, following up on the second part, which is so why now and is this a change of strategy for the company? First, what was our strategy? Our strategy has been clearly that starting from a front-end position we were going to gradually move into the physical domain, and actually we are both very happy and satisfied with how well the whole physical effort has

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 8


                  moved forward. It's become one of our star products, and as I've said before, I think it's going to be the fastest growing product in the history of EDA.

                  At the same time, instead of thinking about it in terms of does this change our strategy, we asked ourselves the question, can this accelerate our strategy? The single thing that has always been a big hurdle is the criminal lawsuit. This came to a somewhat unexpected end for most of us more rapidly at the end of the spring than most had thought. At that point in time we re-examined the question of changing strategy versus accelerating the strategy, and it became very clear that, if we could connect well our new physical synthesis efforts, and I am including not just physical compiler in that, but many of the other things we are doing there as well, with what Avant! has, that this would be a very strong solution and thus an acceleration of our strategy.

                  The input from the customers, which was very uninvited, sort of confirmed that in a very strong fashion. The people that I've spoken to since the announcement absolutely ascertained that this will be good for them, and will help them move forward in their technologies as well.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                          PAGE 9


J. Bleishaur      Was the customer insistence, Aart, a more recent phenomenon?
                  Do you think it might in part be attributable to their concerns about the viability of Avant! without your taking it over? Secondly, Brad again with your 10% forecast for bookings for next year, could you talk about the mix of the renewals expectations in that bookings outlook versus your unscheduled or pipeline business?

A. de Geus        The customers, they have formulated this over many years, but you're correct that during the summer the level of concern went up as the level of uncertainty around Avant! went up. But the concern was very much one of there is a need for a next generation design flow, and this would be a combination that would really allow the joint company to build this.

B. Henske         With respect to next year, it's always hard to peg exactly what are renewals, given the relationships we have with our customers. As I think you know, virtually everyone who designs integrated circuits today is a customer for one or another of our products and has been on an ongoing basis. So we tend to see contracts that get redone in the middle, they get added on to, they get amended. The bulk of our business next year

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 10


                  obviously will be from customers that we've done business with before and will continue to do business with again. It's hard for us to pick anything in particular as a renewal.

J. Bleishaur      Okay.  Aart, one last one.  You've argued that over the course of this technology upgrade cycle or retooling cycle that pricing ought to be better or you ought to be better able to capture the value of the new technology. Do you think that this combination might generate a new wave of price competitiveness, however, within the industry, and you don't quite capture as much value as you would otherwise hope from a new technology?

A. de Geus        You know, I think it's always difficult to predict exactly what happens, but in general new technology is driven by the desire of the technologists to do much more demanding tasks, and their pricing is not the main issue. I think, especially in the present market, what is a much bigger issue is a risk of being able to complete your chip. A lot of people are looking very carefully at the projects that they're engaged in, and are continually coming back with the question of how can they reduce the technical risk as they embark on projects that are very pricey.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 11


J. Bleishaur      Thank you.

Moderator         Thank you.  Our next question comes from the line of Jennifer
                  Jordan with Wells Fargo.  Please go ahead.

J. Jordan         Good afternoon.  Congratulations on what I think is a really interesting deal. I was wondering if you might comment a little bit on how you go about integrating these sales forces, and also addressing what's been a really different culture at Avant! in terms of the way the business had been led in the past versus the way things have been done at Synopsys. And then if you could emphasize again the other areas where you see this combination really having strength? It seems to me that extraction becomes a big role, and that helps really fill out your offerings in verification and synthesis.

A. de Geus        I think in many ways all three questions boil down to what is the impact of the customer, because if you start there that sort of tells you how to engage with the field force. The opportunity I see here for us as a joint company is that we will simultaneously start focusing on a broader sales initiative where our role with the customer becomes more than just tool supplier.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 12


                  We're now very much sort of a vital ingredient that they rely on for their business success. And so as we merge the sales forces we will look at how to structure that most effectively.

                  The culture has essentially the same answer, which is as long as you drive your cultural outlook backwards from what is good for the customers, you quickly find common points. And if there's one thing that we do have strongly in common with the folks at Avant!, it is a strong belief that technology leadership is an absolute essential ingredient to not only stay alive, but to thrive in the high tech field. And I think that will be the nucleus around which we will assemble the management strategy.

                  And third, again looking from the customer, if you look at the areas that are around the traditional place and route, you are correct to observe that the extraction, the various tools that essentially translate the data from the layout back into analysis information is extremely valuable, and it's especially valuable at a time where signal integrity is becoming a major challenge as you go to smaller geometries. So in that sense, again the combination of what we have, I think will provide for a very strong solution.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 13


                  So I hesitate to be too repetitive, but as long as we stay customer driven I think we'll be alright.

J. Jordan         Okay.  Aart, if you don't mind I just have a couple other
                  questions. The next one is just about consolidating resources.
                  Avant! has a very large campus down there in the Valley area.
                  I'm wondering if you're looking at consolidating more people to the Synopsys campus and what impact that might have? And then, if you can cover that, then I'll come up with the next question.

B. Henske         As we look to put the companies together, we'll clearly try and sort out how to rationalize our real estate footprint in this area. There are, and I suspect what will happen is we go through and think about what teams need to be integrated. Some of the Avant! people it will make sense to move here. It may very well make sense to move some of the Synopsys people there, but as we go through group by group, and figure out, and we've done some of this work already, and figure out which of the various organizations should be put together, we'll figure it out that way. But it's clear that between us we have surplus real estate.

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 14


J. Jordan         Okay.  The last two questions are a number of the most key
                  R&D professionals at Avant! had been given compensation bonuses that were cash bonuses rather than being tied to the stock price. How do you address any concerns of those customers or those engineers who are used to getting cash?
                  Secondly, have you heard anything about the progress of the Astro product, and any tape outs for that new product that really addresses signal integrity issues?

A. de Geus        Whenever you merge two companies there's a whole set of
                  infrastructure questions and behaviors that have to be aligned. In our experience, there are some things that you align very quickly, others that you do over some period of time. But fundamentally one should never violate the belief that the people that provide most of the value to a company should be rewarded most, and that can take many different forms. So, I think we both follow that belief, and it will probably take a little bit of time to align exactly how we do it, but if you have strong people the business will be good.

P. Lo Jennifer, this is Paul. Let me comment on the momentum of Astro. Last time we talked, we said there are about three customers in production, and

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 15


                  recently we checked. There are six customers in production now and we expect a tape out very soon, many in the next month. Overall, I think the engagement has gone along very well and we expect good booking from Astro in this quarter.

J. Jordan         Great.  Thank you, Paul.

P. Lo             Thank you

Moderator         Our next question comes from the line of Greg Wagenhauffer with Credit Suisse First Boston. Please go ahead.

G. Wagenhauffer   How does the acquisition of Avant! affect the timing of your ability to offer that fully integrated flow, and within that how does that change the roadmap, if at all, for route compiler? Then if you could also take us through the stages of integration. When do you get physical compiler integrated into MilkyWay, and then eventually how does Astro or Apollo get integrated into physical compiler flow?

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 16


A. de Geus        Greg, we actually would rather not give that out right now, because one of the key things in doing a good integration is to make sure that you involve the key people on both sides.
                  And as you can imagine, as much as many people in both companies now know about this, we have not involved most of our R&D folks in this. The great opportunity I think we have here is on one hand to stay on track with what we're doing, because both companies are making good strides in their respective strategies, and at the same time take the time with some of the leaders to plot a strategy that would be more aggressive in technology.

                  It is already clear, though, that the MilkyWay database has many very positive strong attributes that would allow us to make very quick headway, and I would imagine that within three to six months after closure already very practical and tangible results will be visible.

G. Wagenhauffer   With Synopsys really owning pretty much the front-end design with 80% and 90% market share, Avant! in the back end probably with the leading technology, but more like 35% to 40% market share, how do you leverage the front-end dominance to bring up the share in the back end but not look too dominating to your customers?

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 17


A. de Geus        At the end of the day every point tool in the collection, I believe, has to compete on its own merit. And so we should never think that by having a complete solution that that is good enough. This is a mantra that we'll keep repeating to ourselves for every product.

                  Simultaneously, it is clear that customers would like to remove risk, and the risks very often are not, well are the tools just connected well to each other. The big risks are when you do a design at the front end, and you make assumptions on what will happen in the physical domain that are erroneous. So those feedback moves are extremely high value to customers, and so we will focus on providing the technology that makes that possible.

G. Wagenhauffer   Brad, you talked about the level of accretion we can expect or dilution next year. As you shift Avant! to your business model and more of the 75% - 85% ratable subscriptions; first of all how long does that take? Then second, where do you think operating margins can go?

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 18


B. Henske         Firstly, I think that's the thing that will happen quite
                  rapidly. All of that mixes on, if you will, the incremental business that's done, and even in the first quarter of integration the customers that post the closing we're dealing with on a joint basis. My guess is on average we'll look pretty close to our mix.

                  Secondly, as I've said before and I continue to believe, this is a business that should generate low 30s operating margins. Synopsys on a standalone basis had been planning on being at that point as we exited 2002. I expect that some of the transition expenses will probably push that out a little farther. But remember, fundamentally with the ratable license model, the underlying economics of the business, which is the orders you're taking in less the money you're spending on expenses, on that basis both we and Avant! today are in excess of 30% and we'll continue to be so on an ongoing basis.

G. Wagenhauffer   Okay.  Lastly, one clarification on Avant!'s relationship with some of their distributors. Was there, I think you said the MainGate would become part of Avant!. Was there any cash payment? I think you said net that cancelled out to a neutral acquisition. Is that meaning the purchase price

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 19


                  was the same as the severance payment or could you just explain that again?

B. Henske         The basic arrangement, without getting down into all the nits, is that the purchase price, and Avant!'s going to execute this in the next month, the purchase price for the remaining outstanding shares will be a number less than the cash in MainGate that they will get at the closing of that transaction.

G. Wagenhauffer   Okay.  Thanks, Brad.

Moderator         Our next question comes from the line of Jessica Curacas with
                  Goldman Sachs. Please go ahead.

J. Curacas        Good afternoon, everybody.  Congratulations on the
                  acquisition. Can you talk a little bit, two things: one I want to just go through again the logistics of the insurance policy and understand the collar around that. And then if you can talk specifically about, you know, to what level of due diligence do you do? You mentioned I think you had two lawyers that you guys used for doing the due diligence on the deal.
                  Can you tell us who those

                                                           SYNOPSYS INCORPORATED
                                                             HOST:  AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 20


                  were, and I guess what reasonable assurance you have in terms that the code is essentially completed scrubbed of Cadence code? Then lastly, you mentioned that I think you had longer terms on your subscriptions this quarter. How much of those longer terms were skewed this quarter by one or two very large deals, multi-year deals? What terms are you anticipating when you're giving out some of the forecasts that you've been giving out for next quarter and just going forward?

B. Henske         Okay.  Let me see if I can work through all of this. Firstly, the basics of the insurance policy: it is essentially $500 million in insurance for a premium of $335. It's worth thinking about in a couple of parts.

                  The first $250 million Synopsis will accrue interest on, paid by the insurer. It will remain as an asset on our balance sheet. It will be used to pay expenses, liabilities and judgments, and the like. To the extent that the aggregate of all costs are less than $250 million, we'll get the remainder back.

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 21




                           The remaining premium of $85 is for an incremental $250 million of insurance, for a total of $500. Because the first $250 accretes by interest, actually the policy limit will accrete at a small rate over the period.

                           In the diligence, as I'm sure the Avant! people would tell you, we did quite extensive due diligence. We had two law firms, but many more than two lawyers involved, and we had actually Cleary and Morrison Forrester with us. We went through all of what's available on the case and on the issues, and I think again, as we said, while there's no guarantees as to how litigation comes out, we're comfortable that we have adequately provided for the liability.

                           With regards to orders in the quarter, the duration was generally not one or two large deals, it was relatively broad based. The guidance we've given out going forward is based on an expectation of an average duration of three years.

J. Curacas                 Three years?

B. Henske                  Yes.

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 22




J. Curacas                 Ok.  All right.  Thank you.

Moderator                  Our next question comes from the line of John Barr
                           with Robertson Stephens. Please go ahead.

J. Barr I wondered, Brad, if you could detail the $55 million in fees, and does that cover the $34 million to Jerry Sue and John Sue and other management for their severance packages?

B. Henske                  Yes. The $55 million are in employment agreements, it
                           covers all of that. The incremental fees, hang on, I'll detail it for you, it's mostly investment banking and brokerage fees.

J. Barr                    Beyond the $34 million that's disclosed in the Avant!
                           Q, what gets you up to $55?

B. Henske                  So there are more individuals involved, and the cost
                           of Jerry's arrangement is inclusive of the value of his options.

J. Barr                    What is the total cost of Jerry's package there?

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 23




B. Henske                  It depends on exactly where our stock is at closing,
                           but it's on the order of $40 million.

J. Barr Okay. Then just to be clear, on the MainGate and the other Asian distributors you're not paying any of the terms that were described in the Q for the severance of those agreements?

B. Henske                  Correct. Leaving aside MainGate, those agreements
                           have generally been amended to take those terms out.
                           As I said, Avant! will actually repurchase MainGate for a net cost, essentially of zero, sometime before the end of the calendar year.

J. Barr Okay. Then you own it, so you will fold it in to your Japanese sub or do whatever you wish with it?

B. Henske                  Yes. So Avant! will own it and, therefore, we will
                           own it. In some fashion that makes sense, will get integrated with the operation that we have in Japan.

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 24




J. Barr Will any of the employees or assets stay behind with Jerry?

B. Henske                  No.

J. Barr Okay. Then finally on route compiler; does this mean that you stopped development on route compiler or does that continue to move forward?

A. de Geus                 It continues to move forward. This is a great
                           technology with a strong team and a strong emphasis on single integrity. So some good capabilities will come out of this.

J. Barr One last question. Avant!'s business of late was their book to bill last quarter was significantly below one, we believe. How do you see that going forward during this interim period and then once you've got control?

A. de Geus                 During the interim periods, Avant! will manage its
                           own business, and based on what we hear from customers they will do fine. Once we take over, of course, we will integrate all of the efforts within the company, and

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 25




                           at that point in time I think we will be able to give you a better forecast on where the business is at.

J. Barr                    Okay, great.  Thank you.

Moderator                  Our next question comes from Garo Tumisanian from RBC
                           Capital Markets. Please go ahead.

G. Tumisanian              Thanks. Just a couple of questions. First on guidance
                           going forward, I'm curious if there are any particular product areas that you've started to see a slowdown in or are there any particular product areas that might be producing the reduction in visibility, or is it more of an across the board thing? I think in general the expectation is that there is still some technology that customers have to have, and I'm curious what is it that they're choosing to forego?

B. Henske                  So, first and foremost, the thing they're choosing to
                           forego is consulting services. After that it's pretty broadly based. I think that those products that at the margin were highly focused on time to market stuff, like for

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 26




                           example very large quantities of simulators, I think probably see a little more effect. But other than that it's pretty broadly based.

G. Tumisanian              Okay. One of the things I'm curious about is whether
                           you anticipate, I trust you don't anticipate, but regarding anti-trust issues. May be if you could walk us through what the next steps would be in the acquisition that might be helpful?

B. Henske                  The next steps, obviously, are to file with the
                           anti-trust authorities. You never can know for sure, but as we look at the fact that the product set at Synopsys and the product set at Avant! are generally almost completely complementary as opposed to overlapping, we believe that we will get through the anti-trust issues without significant problem.

                           The second thing, obviously, is we will file with the SEC on the deal, and when that gets cleared we will hold the two shareholder votes.

G. Tumisanian              Okay. Other than that are there any other risks that
                           you can identify that might prevent or delay the closing of the deal?

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 27




B. Henske                  Other than the usual things like somebody passes a
                           law that says you can't or lawsuits that prevent it, no.

G. Tumisanian              Okay, great.  Thanks a lot.

Moderator                  Our next question comes from the line of Benay Shaw
                           with Morgan Stanley. Please go ahead.

B. Shaw Just a couple of questions. In terms of the dilution, Brad, can you just talk about whether that's all really just top line assumptions you've made in terms of the transition or if you've also made some expense assumptions, and is that a full year number or are you assuming the deal closes within three months and then it's a $0.30 dilution.

                           Second, on the deferred revenue, which looked like it was pretty strong, can you just help reconcile some of the weakness you're expecting versus the strength in deferred. Then finally, if there are any particular timeline of events on Avant! litigation you guys would highlight in the next three to six months? Thanks.

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 28




B. Henske                  First on the dilution. The revenue issues I talked
                           about. We have done so far some work, although much to go yet to sort through what happens on expenses.
                           Our early view is that there are at least $50 million of synergies between the combined companies.

                           I think that the assumption I made on dilution presumed a middle of our Q3 closing, and as you can imagine in this kind of thing, in part depending on when in Avant!'s quarter and when in our quarter it closes, exactly how it comes out is quite time sensitive in this fiscal year.

                           With respect to the deferred, I'm sorry I missed your question on deferred.

B. Shaw It looked like it was up over last quarter. I'm just trying to reconcile what you're seeing in deferred revenues versus the outlook and some slowing.

B. Henske                  It's up because this Q4 was our largest orders
                           quarter in history.

                           Then lastly on the litigation, I think at the moment there is a question related to the scope of the release from 1994 between Cadence and Avant! that's been picked up by the California Supreme Court. If you ask three

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 29




                           lawyers you get three different answers, but most people expect that very little will happen in the next three to six months.

B. Shaw                    Okay, great.  Thanks.

Moderator                  Our next question comes from the line of Alex Buana
                           with UBS Warburg. Please go ahead.

A. Buana Yes. Thank you. I know you've already addressed this to an extent. In terms of renewals and you not giving a percentage for next year; I understand the difficulty in calculating it. But if you were to put aside the industry trends, macro conditions that are weighing on you right now, putting that aside can you look back with say a three-year average renewals rate and give us a sense on how you would expect the year to play out seasonally-wise? Is that possible?

B. Henske                  Well. Yes. Our quarters, if you look back from a
                           seasonal basis, tend to be quite back-end loaded.
                           What we do at the beginning of each year, and actually renew every quarter, is literally for our top hundred customers, and then sort of on average for everybody else, roll up quarter by quarter

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 30




                           what we expect. As I said, the quarters tend to be quite seasonally back-end loaded. In this particular year, if all goes to plan Q3 will be better on balance than we've seen in the last couple of years, which is purely an artifact of a couple of large customers that renew in that quarter.

A. Buana Are we looking back to the '99 time frame in terms of how they might be expected to come on three years later?

B. Henske                  Absolutely. Part of what we do in forecasting our
                           customers is look to see what agreements are in place and when they roll through.

A. Buana I apologize if I missed this, but in terms of renewals, with all the new product cycles that are coming up right now, what sort of average selling price increases might we expect to see this year over say a three-year time frame?

B. Henske                  What you tend to see is that list prices for products
                           grow between 4% and 8% a year. The discount that any individual customer gets is obviously renewed, is renegotiated in each deal; some are up, some are down.

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 31




A. Buana Okay. Lastly, I did get the out guidance and I was wondering, maybe I missed it, do you have any expectations, with the consulting being under pressure, is that a major part of your concern? Is it possible that software potentially is still going to be up sequentially?

B. Henske                  I think on an orders basis software will absolutely
                           be up sequentially year over year.

A. Buana But year over year, what about sequentially this quarter to next?

B. Henske                  In terms of revenue or orders?

A. Buana                   In terms of revenue.

B. Henske                  Yes.  Software will be up Q2 over Q1.

A. Buana Okay. Terrific. Thank you very much. Congratulations on the acquisition.

Moderator                  Our next question comes from the line of John Barr
                           with Robertson Stephens. Please go ahead.

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 32




J. Barr Just a quick one. The ratable revenues this quarter were only up $5 million sequentially. They were up more than that; they were up $11 million in the quarter before that, and $8 million in the quarter before that. This was the big quarter; why wasn't it up more?

B. Henske                  The quarter-to-quarter fluctuations are largely a
                           function of when orders are booked in a quarter, so if you think about revenue in any given quarter from ratable licenses it comes from two things. One is the stuff you booked in prior quarters, which is obviously the largest part of it. The second is the revenue impact of stuff you book in a quarter, which is driven by what month you book it.

                           So that's enough to move the numbers around a few million bucks every quarter, depending on that distribution, and that's the variations you are seeing.

J. Barr So does that mean this quarter was more back-end loaded or that the others were more front-end loaded?

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 33




B. Henske                  This quarter was modestly more back-end loaded than
                           Q3. Both quarters were significantly more back-end loaded than what we saw in Q1 and Q2. Although again as I said, much better than what we saw prior to the license change.

J. Barr                    Okay. Thanks, Brad.

Moderator                  If there are any additional questions, please press
                           the one on your touch-tone phone. We do have a question from the line of Bill Frerick with DA
                           Davidson & Company. Please go ahead.

B. Frerick                 Brad, I'd like to run through the cross again. You
                           said it was a total of $420 million, of which $335 was the insurance premium, $55 was the employment agreements. What were the next two categories?

B. Henske                  Then $30 million for banking brokerage and the other
                           fees and expenses, which is the bankers, the lawyers;
                           all of that drag on the deal.

B. Frerick                 There was some more for future severance or is that
                           the whole amount?

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 34




B. Henske                  No, there will be, I expect, as we think through
                           integration, both severance cost and things like facilities cost and the like, which we'll have a view of when we closer to the closing.

B. Frerick                 Okay. Now on the employment agreements, they were
                           contractually written to be triggered by a change control, which was defined as Jerry leaving the company, among other things. I know that Paul was in that group. Is Paul going to leave or is he going to stay? Has it become a stick around bonus rather than a severance bonus?

P. Lo Thank you for asking the question. I think I'm committed to push the company through the merger and also help the company for the integration. Then I'll get to know the people better and decide my future.

B. Frerick                 Okay. So the money's going to be paid but you're
                           staying. Then one last thing, Brad. You said that there's probably about a dollar of share worth of EBG that's going to be lost as a result of the accounting rules. Essentially how does that evaporate and not be shown on the financial statements?

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 35




B. Henske                  So there's two things, two parts to it. The first is,
                           as I said, I think the combined company will very rapidly move to the Synopsys orders mix, and that's not revenue lost. Effectively, we'll see the same phenomenon on those orders that we saw a year and a quarter ago when Synopsys moved to a ratable revenue.
                           So all of that stuff will go into backlog, deferred, and the like.

B. Frerick                 Got it. So their backlog isn't what it used to be;
                           it's something else now.

B. Henske                  No. That's not my point, and I'll come to that in a
                           second. The notion is that we think about orders that we take post the closing. A higher percentage of those will be subscription orders than they would have been presumably for Avant! standalone, at least if they ... mix.

                           The second thing is a more complicated accounting question, which is in purchase accounting for mergers of this type, and this isn't a thing that you need to ... with the way the purchase accounting rules are written. It is that liability isn't actually deferred revenue and backlog. If you think about it for second, our accounting liabilities are only valued to the extent of costs incurred. The cost of continuing to deliver the software on, for example, a three-year license, even if you're going to get paid over that

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 36




                           period and continue to deliver updates, it is a thing that's open to some debate. This has become an issue that's shown up with the demise of pooling, and it's clearly an issue that if you speak to the SEC and the EITF which is looking at this, the answer you get is we agree this makes no common sense and it's a thing we're looking at, but it's how the rules are written today.

                           We are somewhat optimistic that we will get a better answer. In fact, it will be a better answer in the accounting world generally by the time this deal closes. Because effectively what happens is that real orders that Avant! booked and customers will pay us real cash for will evaporate as revenue out of the universe, a thing that we don't think makes a lot of sense.

B. Frerick                 But your cash account will go up.

B. Henske                  Absolutely. We'll get all the cash that would have
                           happened otherwise.

B. Frerick                 Okay. Finally, I presume that the various financial
                           charges that will ensue will be taken in the quarter you close?

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 37




B. Henske                  Yes.

B. Frerick                 Thank you.

Moderator                  Thank you. At this time I'd like to turn the
                           conference back to the host. There are no further questions.

A. de Geus                 Thank you for your questions. Actually, I will return
                           it back to the operator with some additional legal statements to make about the acquisition, but we appreciate your participation today.

Moderator                  Thank you. In connection with the proposed merger,
                           Synopsys and Avant! will file a joint proxy statement prospectus with the SEC. Investors and security holders are urged to read the joint proxy statement prospectus regarding the proposed merger when it becomes available because it will contain important information.

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 38




                           Investors and security holders may obtain a free copy of the joint proxy statement prospectus when available, and other related documents filed by Synopsys and Avant! with the SEC at SEC's Web site at www.SEC.gov.

                           The joint proxy statement prospectus, when it is available, and the other documents, may also be obtained for free by accessing Synopsys' Web site at www.synopsys.com or by directing a request by mail or telephone to 700 East Middlefield Road, Mountain View, California, 94043, attention Company Secretary; 650-584-5000; or by accessing Avant!'s Web site at www.Avant!corp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Freemont, California, 94538, attention Company Secretary, 510-413-8000.

                           Synopsys, Avant! and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may under the rules of the SEC be considered participants in the solicitation of the Synopsys stockholders or the Avant! stockholders, as the case may be, in connection with the

                                                           SYNOPSYS INCORPORATED
                                                              HOST: AART DE GEUS
                                                  DECEMBER 3, 2001/4:30 P.M. CST
                                                                         PAGE 39




                           proposed merger, will be set forth in the joint proxy statement prospectus when it is filed with the SEC.

                           Ladies and gentlemen, this conference will be available for replay after 11:45 p.m. today through midnight, December 21, 2001. You may access the replay service by dialing 1-800-475-6701 and entering the access code 615293. International participants dial 320-365-3844.

                           This concludes our conference for today, and thank you for using AT&T Executive Teleconference. You may now disconnect.